STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
			(Dollars in thousands)

	2011		2010	2009	2008	2007
Consolidated income (loss) before income tax and noncontrolling interest	(19,972)		1,958	(32,442)	61,026	13,929
Income (loss) from discontinued operations	-		(515)	(2,131)	(16,448)	(3,917)
Investment in affiliates	1,073		341	28	442	28
Interest expense continuing operations	33,103		24,585	23,222	24,393	20,069
Amortization of debt issue costs	2,323		1,340	1,026	735	371
Interest expense discontinued operations	-		5	10	212	(262)
Earnings	16,527		27,714	(10,287)	70,360	30,218

Interest expenses continuing operations	33,103		24,585	23,222	24,393	20,069
Interest expenses discontinued operations	-		5	10	212	(262)
Amortization of debt issue	2,323		1,340	1,026	735	371
Capitalized interest	-		1,010	2,354	3,230	2,403
Fixed charges	35,426		26,940	26,612	28,570	22,581
Ratio of earnings to fixed charges	-	(1)	1.0	- (1)	2.5	1.3
Dollar amount of deficiency in earnings to fixed charges	18,899	(1)		36,899 (1)

(1) In this fiscal year the earnings were inadequate to cover fixed charges.